Young Mountain Tea Inc. (the "Company") a Delaware

Corporation

Financial Statements

For the fiscal year ended December 31, 2024 and 2025

Young Mountain Tea, Inc.

Consolidated Financial Statements (Unaudited)
For the Years Ended December 31, 2025 and 2024

Balance Sheet

Line Item	2025	2024
CURRENT ASSETS		
Cash and cash equivalents	159,525	120,825
Accounts receivable, net	43,730	33,952
Inventory	172,549	173,621
Loan Receivable	640,000	640,000
Prepaid expenses and other current assets	6,548	5,056
TOTAL CURRENT ASSETS	1,022,352	973,454
OTHER ASSETS		
Investment in subsidiary and other assets	24,185	24,926
TOTAL ASSETS	1,046,537	998,380
CURRENT LIABILITIES		
Accounts payable	18,620	20,650
Credit cards	18,558	27,531
Line of credit	60,556	76,745
Accrued expenses	7,817	35,457
Accrued interest payable	241	447
Other current liabilities	77,861	396,499
TOTAL CURRENT LIABILITIES	183,653	557,329
LONG-TERM LIABILITIES		
Notes payable and long-term debt	151,185	227,794
TOTAL LIABILITIES	334,838	785,123
EQUITY		
Additional paid-in capital	849,232	124,999
Capital stock	(3,817)	(3,821)
Other paid-in capital	289,678	289,678
Retained earnings (deficit)	(197,600)	(166,313)
Net income (loss)	(225,794)	(31,286)
TOTAL EQUITY	711,699	213,257
TOTAL LIABILITIES AND EQUITY	1,046,537	998,380

Income Statement

Line Item	2025	2024
REVENUES		
Tea sales and other revenue	335,199	298,085
TOTAL REVENUES	335,199	298,085
COST OF GOODS SOLD		
Cost of goods sold	226,229	184,921
GROSS PROFIT	108,970	113,164
Accounting Services	14,284	19,991
Charitable Donations	0	200
Dues & subscriptions	10,629	8,916
Hotels and Lodging	1,092	1,274
Licenses & Certifications	3,598	4,828
Memberships	521	250
Ops Contractor	33,435	34,625
Recruitment	112	0
Rent & Lease	3,500	0
Research and Development	0	1,130
Sales Contractor	24,000	0
Supplies	1,276	4,767
Taxes Paid	3,118	2,058
Utilities	1,582	1,402
Warehouse Fulfillment Fees	6,944	34,000
Warehouse Storage Fees	21,648	108
TOTAL OPERATING EXPENSES	366,873	505,678
NET OPERATING LOSS	(257,903)	(392,514)
Interest Income	30,538	4
Other Miscellaneous Income	12,574	8,146
Grant Income	44,980	381,208
Total for Other Income	92,610	389,358
Total for Other Expenses	60,501	28,130
Net Other Income	32,109	361,227
Net Income	(225,794)	(31,287)

Cash Flow Statement

Line Item	2025	2024

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	(225,794)	(31,287)
Change in accounts receivable, net	(9,778)	(5,121)
Change in inventory	1,072	1,984
Change in prepaid expenses and other current assets	(1,492)	(144)
Change in accounts payable	(2,030)	(15,384)
Change in credit cards	(8,973)	(12,890)
Change in accrued expenses	(27,640)	29,790
Change in accrued interest payable	(206)	447
Change in other current liabilities	(318,637)	103,999
Net cash provided by (used for) operating activities	(593,479)	71,394
CASH FLOWS FROM INVESTING ACTIVITIES		
Change in loan receivable	0	(290,000)
Change in investment in subsidiary and other assets	741	(23,946)
Net cash provided by (used for) investing activities	741	(313,946)
CASH FLOWS FROM FINANCING ACTIVITIES		
Change in line of credit	(16,189)	(13,414)
Change in notes payable and long-term debt	(76,609)	(57,888)
Change in additional paid-in capital	724,233	124,999
Change in capital stock	4	1
Change in other paid-in capital	0	185,152
Other financing / reconciliation adjustment	(1)	(35,159)
Net cash provided by financing activities	631,438	203,690
NET INCREASE (DECREASE) IN CASH	38,700	(38,862)
Cash at beginning of year	120,825	159,687
Cash at end of year	159,525	120,825

Young Mountain Tea Inc
Consolidated Statements of Equity
December 31, 2024 and 2025
(unaudited)

	Treasury Stock		Common Stock		Preferred Stock		Additional Paid-in Capital	Members Equity	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount				
Beginning Balance, January 1, 2022	–	$ –	–	$ –	–	–	–	90,876	$ (152,729)	$ (61,853)
Conversion of Member Equity to Common Stock	–	$ –	1,101,472	$ 11	–	–	90,865	(90,876)	–	$ –
RSA Grants	–	$ –	124,110	$ –	–	–	–	–	–	–
Repurchase of Common Stock	10,000	$ (5,000)	(10,000)	$ –	–	–	–	–	–	$ (5,000)
Net Loss	–	–	–	$ –	–	–	–	–	$ (63,325)	$ (63,325)
Ending Balance, December 31, 2022	10,000	$ (5,000)	1,215,582	$ 11	--	--	$ 90,865	--	$ (216,054)	$ (130,178)
Vesting of Stock Options	–	$ –	–	$ –	–	–	189	–	–	$ 189
Net Income	–	$ –	–	$ –	–	–	–	–	$ 49,691	$ 49,691
Ending Balance, December 31, 2023	10,000	$ (5,000)	1,215,582	$ 11	--	--	$ 91,054	--	$ (166,363)	$ (80,298)
PS1 Issuance (2024 crowdfunding)	–	$ –	–	$ –	46,125	$1	$124,999	–	–	$ 124,999
Net Loss 2024	–	$ –	–	$ –	–	–	–	–	$ (31,287)	$ (31,287)
Ending Balance 12/31/2024	10,000	$ (5,000)	1,215,582	$ 11	46,125	$1	124,999	–	$ (197,650)	$ 13,414
PS1 Issuance (remaining shares)	–	$ –	–	$ –	134,725	$1	365,213	–	–	365,213
PS2 Conversion (notes to equity)	–	$ –	–	$ –	264,062	$3	359,020	–	–	359,020
Net Loss 2025	–	$ –	–	$ –	–	–	–	–	$ (225,794)	$ (225,794)
Ending Balance 12/31/2025	10,000	$ (5,000)	1,215,582	$ 11	444,912	$4	849,232	–	$ (423,444)	$ 511,853

Young Mountain Tea Inc.
Statement of Changes in Equity

Accounts	2025	2024
Opening Balance of Stockholders' Equity	213,257	13,414
Net Loss	(225,794)	(31,287)
Equity Issuance (Stock / APIC / Conversions)	724,236	231,130
Closing Balance of Stockholders' Equity	**711,699**	**213,257**

Young Mountain Tea Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2024 and 2025
$USD

1. ORGANIZATION AND PURPOSE

Young Mountain Tea Inc. (the "Company") is a corporation organized on January 07, 2022 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.